Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

As of November 10, 2020

(Monetary amounts are expressed in US dollars, unless otherwise indicated)

Fortuna Silver Mines Inc.

Business of the Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company:

•	operates the Caylloma silver, lead and zinc mine (“Caylloma”) in southern Peru,
•	operates the San Jose silver and gold mine (“San Jose”) in southern Mexico, and
•	construction of an 18,750 tpd open pit gold heap leach mine (“Lindero Mine”) in northern Argentina is substantially complete.

The Company only processes ore extracted from its own mining concessions and does not purchase ore or mineral concentrates from third parties either for processing, refining, or trading.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650 - 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

The consolidated financial statements include wholly-owned subsidiaries of the Company; the most significant of which at September 30, 2020 are presented in the following table:

Name	Location	Ownership	Principal Activity
Minera Bateas S.A.C. ("Bateas")	Peru	100%	Caylloma Mine
Compania Minera Cuzcatlan S.A. de C.V. ("Cuzcatlan")	Mexico	100%	San Jose Mine
Mansfield Minera S.A. ("Mansfield")	Argentina	100%	Lindero Mine

This Management’s Discussion and Analysis (“MD&A”) is intended to help readers understand the significant factors that affect the performance of Fortuna and its subsidiaries, and those that may affect future performance. This MD&A has been prepared as of November 10, 2020 and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019, and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 and 2019 and the related notes contained therein. All amounts in this MD&A are expressed in United States dollars, unless otherwise indicated. Certain amounts shown in tables within this MD&A may not add exactly to the totals due to rounding.

The Company prepares its annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB").

In this MD&A, we refer to various Non-GAAP Financial Measures. These measures are used by us to manage and evaluate the operating performance of our mines and their ability to generate cash flows and these measures are widely reported in the mining industry as benchmarks for performance. Refer to the discussion under the heading “Non-GAAP Financial Measures”.

Additional information about the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements.”

Management's Discussion and Analysis, page 3

Fortuna Silver Mines Inc.

Third Quarter Financial, Corporate and Operating Highlights

Sales were $83.4 million, an increase of 36% from the $61.3 million reported in the same quarter in 2019 (“Q3 2019”).

Mine operating income was $42.1 million, an increase of 152% from the $16.7 million reported in Q3 2019.

Operating income was $28.5 million compared to a $1.5 million operating loss reported in Q3 2019.

Net income was $13.1 million or $0.07 per share compared to a net loss of $7.7 million or $0.05 per share reported in Q3 2019.

Adjusted net income (refer to Non-GAAP Financial Measures) was $16.1 million compared to $1.9 million in Q3 2019.

Adjusted EBITDA (refer to Non-GAAP Financial Measures) was $42.2 million compared to $19.2 million reported in Q3 2019.

Free cash flow from ongoing operations (refer to Non-GAAP Financial Measures) was $30.1 million compared to $10.6 million reported in Q3 2019.

Corporate Highlights

On October 20, 2020, the Company reported its first pour of gold at its Lindero Mine of 728 ounces as the project ramps up towards commercial production in the first quarter of 2021.

On September 3, 2020, the Company announced the start of irrigation and leaching of 277,000 tonnes of ore averaging 0.87 g/t gold containing an estimated 7,750 ounces of gold which have been placed on the heap leach pad at the Lindero Mine.

On July 28, 2020, production activities resumed at the Caylloma Mine following a 21-day voluntary suspension of operations to, among other things, sanitize and disinfect the mine and make infrastructure improvements to accommodate social distance guidelines. As a result of the shutdown, approximately $0.9 million has been recorded as care and maintenance costs.

On July 16, 2020, the Company reported the successful completion of commissioning of the primary and secondary crushing circuits and the start of stacking ore on the heap leach pad at the Lindero Mine.

COVID-19

The COVID-19 pandemic continues to impact economies around the world and our operations. In response to the pandemic, the Governments of Mexico, Peru and Argentina implemented measures to curb the spread of COVID-19, which include among others, the closure of international borders, temporary suspension of all non-essential activities, and the declaration of mandatory quarantine periods. Certain of these measures have either been eliminated or relaxed during the third quarter.

The Company is managing the necessary country-by-country restrictions in order to assist in the protection of those most vulnerable. At the Company’s mine sites, health protocols are in place for control, isolation and quarantine, as necessary, and these continue to be reviewed and adjusted accordingly based on the circumstances at each location. The Company’s focus is the health and safety of the workforce and on measures to prevent and manage the transmission of COVID-19 amongst the workforce and the communities in which the Company operates.

Management's Discussion and Analysis, page 4

Fortuna Silver Mines Inc.

The safety and health of our employees, contractors and the local communities where we operate are of the greatest importance to the Company. The Company established a Health, Safety, Security, and Environmental Committee to coordinate our company-wide response measures to curb the spread of COVID-19. These measures include, but are not limited to, travel restrictions, employees working from home, whenever possible, and other preventative measures at our operations. Preventative measures at our sites include, but are not limited to, social distancing, enhanced cleaning and disinfecting protocols, elimination of group meetings, reducing occupancy on crew buses, health checks and testing for COVID-19 before travelling to and on arrival at the mine site, regular testing once on site, taking temperatures before and after shifts, frequent hand washing, and requiring workers with symptoms to not come to work. In the event any of our employees are tested positive for COVID-19, this will be handled in accordance with our health and safety protocols and all actions will be coordinated with the health authorities. Our strict health protocols and sanitary vigilance related to COVID-19 remain in place as a “new normal” way of working.

As at the date of this MD&A, the number of COVID-19 cases and deaths in the countries where our mines operate continues to either ascend or remain at an elevated level. Until the number of cases and death rate start to flatten and decline, there is no certainty that the governments may not mandate another round of extreme measures, including the suspension of business activities, which could include mining.

Outbreaks of COVID-19 in areas where we operate, further restrictive directives of government and public health authorities, delays in our supply chain, and impediments to market logistics, and further suspensions of operations or construction at the Company’s mines remain a significant risk to our business and operations. As the situation with respect to the COVID-19 pandemic is dynamic, the Company is unable to determine the impact of COVID-19 on its production and cost guidance for 2020, and on April 2, 2020, the Company withdrew its production and cost guidance until further notice. The full extent and impact of COVID-19 on the Company’s operations depends upon future developments to combat COVID-19 which cannot be predicted. However, the Company continues to assess the situation as the pandemic evolves.

Operating Highlights

	Three months ended			Nine months ended
	September 30,			September 30,
Consolidated Metrics	2020	2019	% Change	2020	2019	% Change
Key Indicators
Silver
Metal produced (oz)	2,127,746	1,937,293	10%	5,220,980	6,557,848	(20)%
Metal sold (oz)	2,102,221	1,931,182	9%	5,208,579	6,576,724	(21)%
Realized price ($/oz)	24.88	17.31	44%	19.94	15.82	26%
Gold
Metal produced (oz)	12,791	11,436	12%	29,991	38,246	(22)%
Metal sold (oz)	12,693	11,382	12%	30,078	38,217	(21)%
Realized price ($/oz)	1,925	1,487	29%	1,760	1,365	29%
Lead
Metal produced (000's lbs)	6,702	7,157	(6)%	21,201	21,305	(0)%
Metal sold (000's lbs)	6,884	7,069	(3)%	21,196	21,410	(1)%
Zinc
Metal produced (000's lbs)	10,313	11,518	(10)%	33,110	33,986	(3)%
Metal sold (000's lbs)	10,628	11,615	(8)%	32,999	33,807	(2)%

Silver and gold production for the three months ended September 30, 2020 increased 10% and 12% to 2,127,746 ounces and 12,791 ounces, respectively, over the same period in 2019. At San Jose, silver and gold production increased 12% and 4%, respectively, to 1,917,540 ounces and 11,425 ounces, respectively, over the same period in 2019 due primarily to 16% and 9% higher silver and gold head grades. The 21 day shutdown of the Caylloma Mine in July resulted in a 20% decrease in the total tonnes milled to 107,002 tonnes compared to 134,338 tonnes for the same period in 2019. As a result, production of silver, lead and zinc decreased 8%, 6% and 10%, respectively, to 210,206 ounces of silver, 6.7 million pounds of lead, and 10.3 million pounds of zinc over the same period in 2019. Head grades for silver, lead and zinc were 16%, 18%, and 13% higher than the same period in 2019.

Management's Discussion and Analysis, page 5

Fortuna Silver Mines Inc.

Selected Financial Information

	Three months ended			Nine months ended
	September 30,			September 30,
Consolidated Financial Metrics	2020	2019	% Change	2020	2019	% Change
(Expressed in $ millions except per share information)
Sales	83.4	61.3	36%	175.5	188.2	(7)%
Mine operating income	42.1	16.7	152%	63.3	61.1	4%
Operating income (loss)	28.5	(1.5)	2,000%	29.0	25.2	15%
Net income (loss)	13.1	(7.7)	270%	2.9	4.8	(40)%
Earnings (loss) per share - basic	0.07	(0.05)	240%	0.02	0.03	(33)%

Adjusted net income[1]	16.1	1.9	747%	8.9	17.5	(49)%
Adjusted EBITDA[1]	42.2	19.2	120%	67.8	70.2	(3)%
Net cash provided by operating activities	45.5	18.2	150%	62.1	45.3	37%
Free cash flow from ongoing operations[1]	30.1	10.6	184%	44.5	28.2	58%
Capex
Sustaining	4.9	4.0	23%	10.6	13.7	(23)%
Non-sustaining	-	0.8	(100)%	0.2	1.7	(88)%
Lindero	9.9	68.5	(86)%	36.2	161.5	(78)%
Brownfields	1.0	1.0	0%	2.9	3.9	(26)%

	Sept 30, 2020	Dec 31, 2019	% Change
Cash and cash equivalents	85.2	83.4	2%
Total assets	987.8	936.1	6%
Debt	133.1	146.5	(9)%
Shareholders' equity	706.8	635.4	11%

Notes:

1 Refer to Non-GAAP financial measures.

Sales for the three months ended September 30, 2020 were $83.4 million, a 36% increase from the $61.3 million reported in the same period in 2019 as the prices for silver and gold were 44% and 29% higher than in the same period in 2019, along with increased volume of silver and gold ounces sold at the San Jose Mine, which was partially offset by lower volume of metals sold from the Caylloma Mine as operations were impacted by the 21-day shutdown in July.

Operating income for the three months ended September 30, 2020 was $28.5 million, a $29.9 million increase from the $1.5 million operating loss reported in the same period in 2019. Higher precious metal prices as well as higher volume of silver and gold ounces sold from the San Jose Mine were the primary factors for the increased operating income. Other factors increasing operating income were lower foreign exchange losses related to fluctuations in the Argentine Peso, and lower exploration and evaluation costs, which were partially offset by higher share-based payment expense. The Company’s share price performance directly impacts the value of the cash-settled share awards.

Net income for the three months ended September 30, 2020 was $13.1 million, a $20.8 million increase over the $7.7 million net loss reported in the same period in 2019. The increase in net income was due to the factors explained above and was partially offset by higher income tax expense, including the impact of foreign exchange rate fluctuation on income tax expense.

Management's Discussion and Analysis, page 6

Fortuna Silver Mines Inc.

Adjusted net income (refer to Non-GAAP Financial Measures) for the three months ended September 30, 2020 was $16.1 million compared to $1.9 million reported in the same period in 2019. The increase in adjusted net income was due primarily to higher sales as a result of increases in the precious metal prices and higher sales volume, which were partially offset by higher income tax expense. The adjusted net income also reflects the adding back of $2.7 million of foreign exchange loss related to the construction of the Lindero Mine compared to the adding back of $8.6 million for the same period in 2019.

Adjusted EBITDA (refer to Non-GAAP Financial Measures) for the three months ended September 30, 2020 was $42.2 million compared to $19.2 million reported in the same period in 2019. The increase in the adjusted EBITDA was attributable to higher mine operating income as silver and gold prices were 44% and 29% higher than in the same period in 2019, and lower foreign exchange losses.

Free cash flow from ongoing operations (refer to Non-GAAP Financial Measures) for the three months ended September 30, 2020 was $30.1 million compared to $10.6 million in the same period in 2019. The increase in free cash flow from ongoing operations was driven by strong operating performance and higher precious metal prices which increased the cash provided by operating activities by $27.3 million.

As at September 30, 2020, the Company had cash and cash equivalents of $85.2 million (December 31, 2019 – $83.4 million), an increase of $1.2 million since the beginning of the year. During the nine months ended September 30, 2020, the Company generated $62.1 million from operations, completed an equity financing for gross proceeds of $69.0 million and drew $40.0 million from and repaid $55.0 million of the revolving credit facility, and received $1.0 million in proceeds from the exercise of stock options. Uses of cash include $77.7 million of construction, pre-production expenditures, borrowing costs, and value added taxes for the Lindero Mine. Spending on mineral properties, plant and equipment totaled $14.4 million.

Lindero Mine

Construction at the Lindero open pit heap leach gold mine located in Salta Province, Argentina is substantially complete as at September 30, 2020. On October 20, 2020, the Company announced the first gold pour of 728 ounces (refer to Fortuna news release dated October 20, 2020) as the mine ramps up towards commercial production in the first quarter of 2021.

The following table summarizes the spending on construction and pre-production costs for the nine months ended September 30, 2020 at the Lindero Mine:

	Cumulative to	Nine months ended
(Expressed in $ millions)	December 31, 2019	September 30, 2020	Total
Construction capital expenditures	268.2	36.2	304.4
Contractor advances and deposits on equipment, net of transfers	10.5	(7.2)	3.3
Total construction spending	278.7	29.0	307.7
Preproduction costs	8.0	23.3	31.3
Spare parts, supplies and materials inventory	6.2	11.7	17.9
Other costs [1]	4.5	1.2	5.7
Total Lindero Mine costs	297.4	65.2	362.6

Note 1: Consists of Argentina financial transaction taxes, deposits, and other costs

There were $15.2 million of construction trade payables outstanding as at the end of the third quarter.

During the third quarter of 2020, a total of 675,000 tonnes of ore have been placed on the leach pad averaging 0.83 g/t gold, containing an estimated 17,980 ounces of gold (refer to Fortuna news release dated October 14, 2020). Average gold head grade of ore placed on the leach pad is below budget of 1.00 g/t to 1.10 g/t (refer to Fortuna news release dated May 8, 2020). The lower average head grade is due to COVID-19 related restrictions which delayed the start of mining activities and limited the access to high-grade ore from the pit and resulted in the shortfall being sourced from the medium grade stockpile.

Management's Discussion and Analysis, page 7

Fortuna Silver Mines Inc.

From the commencement of mining operations in September 2019 (refer to Fortuna news release dated September 13, 2019) to the end of the third quarter 2020, a total of 2.3 million tonnes of mineralized material averaging 0.61 g/t Au, containing 45,700 ounces of gold has been extracted from the pit. Of this amount, 1.6 million tonnes averaging 0.52 g/t Au, containing an estimated 27,500 ounces of gold has been stockpiled, with the remaining 682,000 tonnes averaging 0.83 g/t Au, containing 18,200 ounces sent to the crushers. (refer to Fortuna news release dated October 14, 2020).

Management confirms the reconciliation of the material movements from the pit for the third quarter of 2020 as satisfactory and indicates a good correlation between the grade control model versus the Mineral Reserve block model with differences of less than five percent for tonnes, grade and ounces (refer to Fortuna news release October 14, 2020).

Management has updated the production forecast for Lindero in 2020 and estimates between 13,000 to 15,000 ounces of gold doré will be produced (refer to Fortuna news release dated May 8, 2020). The new forecast considers the following operational issues which were encountered during commissioning and ramp-up activities:

•	Despite placing 93% of planned gold ounces on the leach-pad as at the end of October, the adoption of an advance stacking sequence limited the Company’s ability to implement an early irrigation strategy as per the original plan. This issue will be resolved in mid-November when the conveyor stacking system is commissioned, and a retreat stacking sequence is implemented which will accelerate the irrigation process.

•	Additional time has been allocated to the commissioning and ramp-up schedule of the HPGR-Agglomeration-Stacking system during November and December due to the challenges and limitations of completing these activities under COVID-19 related restrictions. This will result in a reduction of contained gold ounces placed on the leach-pad for the two months from 38,000 ounces to 24,000 ounces.

•	The shortfall of gold ounces placed on the leach pad in November and December along with the placement of a greater quantity of coarser crushed material due to the extended commissioning of the HPGR has a compound effect on reducing gold doré production.

2020 Guidance

Due to the COVID-19 pandemic, the government mandated constraints on businesses in the countries that host our operations, the uncertainties related to these constraints and the number of COVID-19 cases in the countries where we operate, the Company is unable to determine the impacts on its production and cost guidance for 2020. Therefore, the Company has withdrawn its production and cost guidance for 2020 until further notice. The Company continues to assess the situation as the pandemic evolves.

Outlook

Although our mining operations have resumed production, the full extent and impact of COVID-19 on the Company’s operations cannot currently be ascertained, as it depends upon future developments which cannot be predicted, and includes among other matters: the duration of outbreaks, the severity of the virus and the ability to treat it, the ability to collect sufficient data to track the virus and the collective actions taken to curb the spread of the virus, directives of government and public health authorities, the speed at which the Company’s suppliers and logistics providers can return to full operation, the status of labour availability, and the impact of supplier prioritization of clearing backlogs.

The impacts of the COVID-19 crisis that may have an effect on the Company include: a further decrease in short-term and/or long-term demand and/or pricing for the metals that we produce; reductions in production levels; further increased costs resulting from our efforts to mitigate the impact of COVID-19; deterioration of worldwide credit and financial markets that could limit our ability to obtain external financing to fund our operations and capital expenditures, result in losses on our holdings of cash and investments due to failures of financial institutions and other parties, and result in a higher rate of losses on our accounts receivable due to credit defaults; disruptions to our supply chain; impairments and/or write-downs of assets; and adverse impacts on our information technology systems and our internal control systems as a result of the need to increase remote work arrangements. A material adverse effect on our employees, customers, suppliers and/or logistics providers could have a material adverse effect on us.

The Company expects that its financial results for 2020 will be negatively impacted by continued COVID-19-related disruptions. The overall severity and duration of COVID-19-related adverse impacts on the Company’s business will depend on future developments which cannot be predicted. Even after the COVID-19 outbreak has subsided, the Company may continue to experience material adverse impacts to its business as a result of the global economic impact, including any related recession, as well as lingering impacts on demand for our products.

The main focus for the remainder of 2020 is to successfully transition the Lindero Mine from construction to commercial production which is scheduled for the first quarter of 2021.

Management's Discussion and Analysis, page 8

Fortuna Silver Mines Inc.

Financial Results

Sales

	Three months ended			Nine months ended
	September 30,			September 30,
	2020	2019	% Change	2020	2019	% Change
Provisional sales ($ million)
Caylloma	17.9	17.7	1%	44.9	54.8	(18)%
San Jose	64.3	43.3	48%	130.3	134.3	(3)%
Adjustments ($ million)[1]	1.2	0.3	300%	0.3	(0.9)	133%
Sales ($ million)	83.4	61.3	36%	175.5	188.2	(7)%
Silver
Metal produced (oz)	2,127,746	1,937,293	10%	5,220,980	6,557,848	(20)%
Provisional sales (oz)	2,102,221	1,931,182	9%	5,208,579	6,576,724	(21)%
Provisional sales ($ million)	48.6	31.0	57%	95.9	96.2	(0)%
Realized price ($/oz)[2]	24.88	17.31	44%	19.94	15.82	26%
Net realized price ($/oz)[3]	23.14	16.04	44%	18.40	14.63	26%
Gold
Metal produced (oz)	12,791	11,436	12%	29,991	38,246	(22)%
Provisional sales (oz)	12,693	11,382	12%	30,078	38,217	(21)%
Provisional sales ($ million)	22.7	16.3	39%	49.4	49.3	0%
Realized price ($/oz)[2]	1,925	1,487	29%	1,760	1,365	29%
Net realized price ($/oz)[3]	1,788	1,428	25%	1,642	1,289	27%
Lead
Metal produced (000's lbs)	6,702	7,157	(6)%	21,201	21,305	(0)%
Provisional sales (000's lbs)	6,884	7,069	(3)%	21,196	21,410	(1)%
Provisional sales ($ million)	4.9	6.0	(18)%	13.7	18.2	(25)%
Realized price ($/lb)[2]	0.86	0.92	(7)%	0.82	0.90	(9)%
Net realized price ($/lb)[3]	0.71	0.85	(17)%	0.65	0.85	(24)%
Zinc
Metal produced (000's lbs)	10,313	11,518	(10)%	33,110	33,986	(3)%
Provisional sales (000's lbs)	10,628	11,615	(8)%	32,999	33,807	(2)%
Provisional sales ($ million)	6.1	7.7	(21)%	16.2	25.4	(36)%
Realized price ($/lb)[2]	1.07	1.06	1%	0.98	1.18	(17)%
Net realized price ($/lb)[3]	0.57	0.66	(13)%	0.49	0.75	(35)%

Notes:

1 Adjustments consists of mark to market, final price and assay adjustments

2 Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges

3 Treatment charges are allocated to base metals at Caylloma and to gold at San Jose

Sales for the three months ended September 30, 2020 were $83.4 million, a 36% increase from the $61.3 million reported in the same period in 2019.

Sales for the three months ended September 30, 2020, net of adjustments, at San Jose were $64.6 million, a 48% increase from the $43.6 million reported in the same period in 2019. The higher sales were driven by a 44% and 29% increase in the prices of silver and gold as well as higher volume of silver and gold ounces sold. Sales for the three months ended September 30, 2020, net of adjustments, at Caylloma were $18.8 million, a 6% increase from the $17.7 million reported in the same period in 2019. The higher sales were due primarily to the higher silver price and the contribution of gold in the quarter which offset the impact of lost production from a 21-day shutdown of the mine in early July and higher treatment charges of $1.6 million.

Management's Discussion and Analysis, page 9

Fortuna Silver Mines Inc.

Sales for the nine months ended September 30, 2020 were $175.5 million, or $12.7 million lower than the $188.2 million reported in the same period in 2019. In spite of higher silver and gold prices of 44% and 29%, respectively, sales were impacted by a shutdown of the San Jose Mine for 54 days related to the COVID-19 pandemic and a shutdown of the Caylloma Mine for 21 days to, among other things, sanitize and disinfect the mine and make infrastructure improvements to accommodate social distance guidelines, and higher treatment charges.

Operating Income (Loss) and Adjusted EBITDA

	Three months ended				Nine months ended
	September 30,				September 30,
(Expressed in $ millions)	2020%[1]		2019%[1]		2020%[1]		2019%[1]
Operating income (loss)
San Jose	31.7	49%	12.3	28%	50.5	39%	43.0	32%
Caylloma	5.2	28%	1.3	7%	2.3	5%	7.8	14%
Corporate	(8.4)		(15.1)		(23.8)		(25.6)
Total	28.5	34%	(1.5)	(2)%	29.0	17%	25.2	13%

Adjusted EBITDA[2]
San Jose	40.8	63%	20.5	47%	72.4	55%	66.2	49%
Caylloma	7.6	40%	4.1	23%	10.8	24%	17.7	33%
Corporate	(6.2)		(5.4)		(15.4)		(13.7)
Total	42.2	51%	19.2	31%	67.8	39%	70.2	37%

Notes:

1 As a Percentage of Sales

2 Refer to Non-GAAP Financial Measures

3 Figures may not add due to rounding

Operating income for the three months ended September 30, 2020 was $28.5 million, an increase of $30.0 million from a $1.5 million operating loss reported in the same period in 2019. The operating loss in 2019 was impacted by an $8.3 million foreign exchange loss related to the local currency denominated value added taxes receivable from the construction of the Lindero Mine. The increase in operating income was driven by higher precious metal prices and the higher volume of silver and gold ounces sold despite a 21-day shutdown that lowered sales volume at the Caylloma Mine. Other factors increasing operating income were lower cash production costs, lower exploration and evaluation costs of $1.4 million, partially offset by higher share-based payment expense by $2.2 million. The Company’s increased share price performance during this quarter directly impacts the value of the cash-settled share awards.

At San Jose, operating income for the three months ended September 30, 2020 was $31.7 million, an increase of $19.4 million from the $12.3 million reported in the same period in 2019. The increase was due primarily to a combination of higher silver and gold prices, higher volume of silver and gold ounces sold, and lower cash production costs. At Caylloma, operating income increased $3.9 million over 2019 due to higher sales and lower production costs. The higher sales were driven by higher silver prices and the contribution of gold production in the quarter which offset lost production due to the shutdown of the mine for 21 days to sanitize and disinfect the mine. The costs incurred during the shutdown of the mine totaled $0.9 million and are reported as care and maintenance costs, a component of other expenses on the income statement.

Management's Discussion and Analysis, page 10

Fortuna Silver Mines Inc.

Operating income for the nine months ended September 30, 2020 was $29.0 million, an increase of $3.8 million from the $25.2 million reported in the same period in 2019. The increase was due primarily to higher silver and gold prices, which were 26% and 29% higher than in the same period in 2019, partially offset by lower sales volume as a result of a government mandated suspension of operations at the San Jose Mine for 54 days to contain the spread of the COVID-19 virus in the second quarter and a 21-day shutdown at Caylloma in July. The costs incurred during the shutdown of the two mines totaled $2.9 million and is reported as care and maintenance costs, which is a component of other expenses on the income statement. Other factors contributing to the increase in operating income were lower exploration and evaluation costs by $1.4 million, lower foreign exchange losses by $4.5 million and $3.3 million of investment gains from cross-border Argentine Pesos denominated securities trades. Offsetting these factors, share-based payment expense increased $4.3 million over 2019 due to the increase in the Company’s share price performance that directly impacts the value of the cash-settled share awards.

General and Administrative (“G&A”) Expenses

	Three months ended			Nine months ended
	September 30,			September 30,
(Expressed in $ millions)	2020	2019	% Change	2020	2019	% Change
Mine G&A	2.0	2.6	(23)%	6.7	7.4	(9)%
Corporate G&A	2.5	2.5	0%	7.0	8.4	(17)%
Share-based payments	3.7	1.5	147%	7.9	3.6	119%
Workers' participation	0.8	0.3	167%	1.3	1.0	30%
Total	9.0	6.9	30%	22.9	20.4	12%

General and administrative expenses for the three months ended September 30, 2020 increased 29% to $9.0 million compared to $6.9 million reported in the same period in 2019 due to a $2.1 million increase in share-based payment expense and higher workers participation expense. The Company’s share price increased 25% during the quarter which directly impacts the value of cash-settled share units. Mine and corporate G&A costs decreased $0.6 million due to lower personnel and other corporate administration costs as a result of cost reduction initiatives implemented to address the impact the COVID-19 pandemic had on our operations in the second quarter.

General and administrative expenses for the nine months ended September 30, 2020 increased 12% to $22.9 million compared to $20.4 million in the same period in 2019 due to the same reasons explained above. Share-based payment expense increased $4.3 million, which was driven by the impact of a 56% increase in the Company’s share price on cash-settled share units, partially offset by a $2.1 million decrease in mine and corporate personnel and administration costs.

Foreign Exchange Loss

Foreign exchange loss for the three months ended September 30, 2020 decreased $4.9 million to $3.6 million compared to $8.4 million reported in the same period in 2019. The loss is mainly related to the devaluation of the Argentine Peso against the U.S. dollar and its impact on Argentine Pesos denominated value added taxes receivable accumulated from the construction of the Lindero Mine. The decrease in foreign exchange loss was due primarily to an 8% quarter-over-quarter decline in the Argentine Peso compared to a 36% quarter-over-quarter decline in the same period in 2019 following the Argentina president’s defeat in the primary election in August 2019.

Foreign exchange loss for the nine months ended September 30, 2020 decreased $4.5 million to $7.5 million compared to $11.9 million reported in the same period in 2019. The depreciation of the Argentine Peso during for the nine months ended September 30, 2020 was less than in the same period in 2019 which impacted the value added receivable accumulated from the construction of the Lindero Mine.

Income Tax Expense

Income tax expense for the three months ended September 30, 2020 was $15.0 million or $8.8 million higher than the $6.2 million reported in the same period in 2019. The increase was due primarily to the strong operating performance at the San Jose Mine, where the higher silver and gold prices and higher sales volume, collectively, increased pre-tax income by $19.3 million and increased income tax expense by $8.4 million over the same period in 2019. The overall effective tax rate for the quarter was 53%, which reflects a negative impact of approximately 7 percentage points from the devaluation of the Mexican Peso and Peruvian Soles and their impact on the translation to U.S. dollars of local currency denominated mining assets.

Management's Discussion and Analysis, page 11

Fortuna Silver Mines Inc.

Income tax expense for the nine months ended September 30, 2020 was $28.3 million or $9.2 million higher than the $19.1 million reported in the same period in 2019. The effective tax rate for the nine months ended September 30, 2020 was 91% compared to 80% in the same period in 2019. Factors that contributed to a high effective tax rate were withholding taxes (+10%), the impact of foreign exchange fluctuations (+52%) on the translation of local currency denominated mining assets, and tax benefits not recognized (+13%), which was partially offset by benefits from higher inflation adjustments for tax purposes (-25%) on local currency denominated mining assets.

The Company is subject to tax in various jurisdictions, including Peru, Mexico, Argentina and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, variations in our income before income taxes, varying rates in different jurisdictions, the non-recognition of tax assets, local inflation rates, fluctuation in the value of the United States dollar and foreign currencies, changes in tax laws and the impact of specific transactions and assessments. As a result of the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, the effective tax rate will fluctuate, sometimes significantly. This trend is expected to continue in future periods.

Management's Discussion and Analysis, page 12

Fortuna Silver Mines Inc.

Results of Operations

San Jose Mine Operating Results

The San Jose Mine is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the key metrics used to measure the operating performance of the mine: throughput, head grade, recovery, gold and silver production and unit costs:

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Mine Production
Tonnes milled	255,226	267,998	662,203	795,656
Average tonnes milled per day	2,934	3,046	2,518	3,025

Silver
Grade (g/t)	254	219	232	253
Recovery (%)	92	91	92	91
Production (oz)	1,917,540	1,709,125	4,516,790	5,865,843
Metal sold (oz)	1,884,940	1,706,678	4,503,736	5,880,888
Realized price ($/oz)	24.87	17.33	20.04	15.81

Gold
Grade (g/t)	1.52	1.40	1.42	1.60
Recovery (%)	92	91	91	90
Production (oz)	11,425	10,942	27,709	36,886
Metal sold (oz)	11,317	10,886	27,797	36,861
Realized price ($/oz)	1,921	1,487	1,752	1,365

Unit Costs
Production cash cost ($/t)[2]	67.62	70.53	68.53	69.40
Production cash cost ($/oz Ag Eq)[1,2]	6.97	7.67	7.17	6.71
Net smelter return ($/t)	255.64	161.83	196.93	168.67
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	12.00	10.77	11.32	9.6

Capital expenditures ($000's)
Sustaining	3,774	2,026	6,518	6,232
Brownfields	1,017	776	2,517	3,428

Notes:
[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-GAAP Financial Measures. Refer to Non-GAAP Financial Measures.

Management's Discussion and Analysis, page 13

Fortuna Silver Mines Inc.

Quarterly Results

The San Jose Mine produced 1,917,540 ounces of silver and 11,425 ounces of gold during the third quarter of 2020, which represents a 12% and 4% increase over the comparable quarter in 2019. The increase was due primarily to higher silver and gold head grades of 16% and 9%, respectively.

Cash cost per tonne for the three months ended September 30, 2020 decreased 4% to $67.62 per tonne (refer to Non-GAAP Financial Measures) compared to $70.53 per tonne in the same period in 2019. The decrease in cash cost per tonne was due mainly to lower mining preparation costs compared to the same period in 2019. Mine preparation for the three months ended September 30, 2020 is in line with plan.

All-in sustaining cash cost per ounce of payable silver equivalent was $12.0 for the quarter compared to $10.77 for the comparable period in 2019, due mainly to higher royalties and worker participation expenses related to higher sales and profits.

Management's Discussion and Analysis, page 14

Fortuna Silver Mines Inc.

Caylloma Mine Operating Results

Caylloma is an underground silver, lead and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the key metrics used to measure the operating performance of the mine: throughput, head grade, recovery, silver, lead and zinc production and unit costs:

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Mine Production
Tonnes milled	107,002	134,338	373,915	398,037
Average tonnes milled per day	1,189	1,493	1,530	1,496

Silver
Grade (g/t)	74	64	70	65
Recovery (%)	83	82	83	83
Production (oz)	210,206	228,168	704,190	692,005
Metal sold (oz)	217,281	224,504	704,843	695,836
Realized price ($/oz)	24.96	17.12	19.27	15.84

Lead
Grade (%)	3.15	2.68	2.94	2.67
Recovery (%)	90	90	87	91
Production (000's lbs)	6,702	7,157	21,201	21,305
Metal sold (000's lbs)	6,884	7,069	21,196	21,410
Realized price ($/lb)	0.86	0.92	0.82	0.90

Zinc
Grade (%)	4.93	4.35	4.58	4.31
Recovery (%)	89	89	88	90
Production (000's lbs)	10,313	11,518	33,110	33,986
Metal sold (000's lbs)	10,628	11,615	32,999	33,807
Realized price ($/lb)	1.07	1.06	0.98	1.18

Unit Costs
Production cash cost ($/t)[2]	82.55	93.03	79.20	86.25
Production cash cost ($/oz Ag Eq)[1,2]	15.28	12.78	14.28	10.69
Net smelter return ($/t)	162.82	132.06	119.79	137.71
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	19.37	15.78	17.15	13.97

Capital expenditures ($000's)
Sustaining	1,213	1,926	4,042	7,953
Brownfields	65	181	415	486

Notes:

1 Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively.

2 Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-GAAP Financial Measures.  Refer to Non-GAAP Financial Measures.

Management's Discussion and Analysis, page 15

Fortuna Silver Mines Inc.

Quarterly Results

The Caylloma Mine produced 6.7 million pounds of lead and 10.3 million pounds of zinc during the third quarter of 2020, which were 6% lower and 10% lower than the 7.2 million pounds of lead and 11.5 million pounds of zinc produced in the same period in 2019. The lower production was due to lost production from a 21-day shutdown of the mine in early July to, among other things, sanitize and disinfect the mine and make infrastructure improvements to accommodate social distance guidelines. Lead and zinc head grades were 18% and 13% higher than in the same period in 2019. Silver production for the third quarter totaled 210,206 ounces with an average head grade of 74 g/t compared to the 228,168 ounces produced with an average head grade of 64 g/t in the same period in 2019. Caylloma produced 1,376 ounces of gold in the third quarter with an average head grade of 0.60 g/t.

Cash cost per tonne of processed ore for the three months ended September 30, 2020 was $82.55 (refer to Non-GAAP Financial Measures), which was 11% lower than the $93.03 cash cost per tonne in the same period in 2019. The lower cash cost per tonne was due to lower mine preparation costs as a result of cost cutting efforts taken to reduce the impact of the COVID-19 pandemic. Costs incurred during the shutdown were reported as care and maintenance costs, which is a component of other expenses in the income statement.

All-in sustaining cash cost per ounce of payable silver equivalent was $19.37 for the quarter compared to $15.78 for the comparable period in 2019, due to the impact of the 21-day voluntary suspension at the mine site in July.

Quarterly Information

The following table provides information for the last eight fiscal quarters up to September 30, 2020:

	Expressed in $ millions, except per share amounts
	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Sales	83.4	44.5	47.5	69.0	61.3	67.9	59.0	59.6
Mine operating income	42.1	13.8	7.5	23.4	16.7	23.0	21.5	17.3
Operating income (loss)	28.5	(1.3)	1.8	9.0	(1.5)	15.7	10.9	6.3
Net income (loss)	13.1	(5.7)	(4.5)	19.0	(7.7)	10.3	2.2	2.2

Basic earnings (loss) per share	0.07	(0.03)	(0.03)	0.12	(0.05)	0.07	0.01	0.01
Diluted earnings (loss) per share	0.07	(0.03)	(0.03)	0.12	(0.05)	0.07	0.01	0.01

Total assets	987.8	959.4	957.7	936.1	871.5	823.3	796.7	786.5
Debt	133.1	132.6	187.1	146.5	109.4	69.4	69.3	69.3

Sales increased 87% in the third quarter to $83.4 million compared to $44.5 million in the second quarter of 2020 due to increases in the prices of silver and gold and the resumption of operations at the San Jose Mine after a 54-day shutdown of the mine in the second quarter. Mine operating income more than tripled to $42.1 million despite a 21-day shutdown of the Caylloma mine in July. The costs incurred during the shutdown totaled $0.9 million and are reported as care and maintenance costs. Income tax expense also increased $8.8 million over the second quarter to $15.0 million due primarily to higher pre-tax profit from the San Jose Mine, which impacted net income for the period.

Sales decreased 6% in the second quarter of 2020 to $44.5 million compared to $47.5 million in the first quarter of 2020. The primary reason for the decrease was the 54-day government mandated shutdown of the San Jose Mine as part of the Mexican Government’s response to curb the spread of COVID-19 which severely curtailed silver and gold production by 34% and 31% despite higher silver and gold prices. The net loss included $2.0 million of care and maintenance costs incurred during the 54-day shutdown and higher share-based payment expense, which were partially offset by $2.2 million of investment gains from cross-border bond trades.

Management's Discussion and Analysis, page 16

Fortuna Silver Mines Inc.

Sales decreased 31% in the first quarter of 2020 to $47.5 million compared to $69.0 million in the fourth quarter of 2019. The decrease in sales was due primarily to the beginning of the COVID-19 pandemic in mid-March which severely impacted metal prices and combined with a planned change in mine sequencing at the San Jose Mine, caused lower grade material to be mined. This reduction in production resulted in a decrease in the volume of silver and gold ounces sold of 14% and 17%, respectively, and mine operating income decreased $15.9 million quarter-over-quarter. Partially offsetting the lower mine operating income were lower mine site and corporate administration costs and lower share-based payment expense as the Company’s share price declined in the quarter impacting the valuation of cash-settled share units.

Sales increased 13% in the fourth quarter of 2019 to $69.0 million compared to $61.3 million in the third quarter of 2019 due primarily to a 15% and 7% increase in the volume of silver and gold ounces sold, respectively. Cash mine operating costs at the San Jose and Caylloma Mines were 6% higher and 4% lower, respectively. Pre-tax income included $11.0 million of investment gains from cross-border securities trades.

Sales decreased 10% in the third quarter of 2019 to $61.3 million compared to $67.9 million in the second quarter of 2019 due primarily to lower silver and gold ounces sold from the San Jose Mine as a result of scheduled mining at lower grade stopes. The lower sales and an $8.3 million foreign exchange loss from the devaluation of the Argentine Peso were the primary reasons for the $1.5 million operating loss and $7.7 million net loss in the third quarter of 2019.

Precious Metal Prices Trends

The sale of silver and gold ounces represents approximately 83% of the Company’s sales revenue while lead and zinc make up the remaining 17%. Therefore, the prices of silver and gold are the most dominant factors in determining the Company’s profitability and cash flow from operations. The prices of gold and silver are subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the U.S. dollar, interest rates and global economic and political issues. The Company’s financial performance is expected to continue to be closely linked to the prices of silver and gold.

The metal price environment for silver and gold has evolved during the COVID-19 pandemic. Since the low of $1,498 per ounce in March 2020, gold steadily edged higher to close at $1,768 per ounce at the end of June. Gold continued to trend higher and peak at $2,067 per ounce on August 6, 2020 before retracing to close at $1,902 per ounce at the end of September. The price of gold at September 30, 2020 has increased 26% since the start of 2020. The US federal government and the US Treasury provided massive monetary and fiscal stimulus to the US economy which have helped to spur increases in the prices of silver and gold.

Management's Discussion and Analysis, page 17

Fortuna Silver Mines Inc.

The silver price plummeted to multi-year lows in March 2020 when U.S. stock markets had their greatest single day fall since the 1987 crash as silver fell from $17.02 per ounce to $12.01 per ounce on March 19, a decline of 29%. Following the March lows, the price of silver showed resilience during the second and third quarter of 2020 trending higher month-over-month and peaked at $29.37 per ounce on August 6, 2020, before retracing to close at $23.35 per ounce at the end of September. The price of silver at September 30, 2020 has increased 30% since the start of 2020.

Liquidity and Capital Resources

Cash and Cash Equivalents

The Company had cash and cash equivalents of $85.2 million at September 30, 2020, an increase of $1.8 million since the beginning of the year. The increase was due primarily to $62.1 million of cash generated from operations and the completion of a bought deal public equity financing for net proceeds of $65.7 million. Uses of funds include $92.1 million on construction and pre-production expenses at the Lindero Mine and sustaining capital expenditures at San Jose and Caylloma, a net repayment of $15.0 million on the Company’s credit facility, and $14.4 million of value added tax payments related to the construction of the Lindero Mine.

The Company’s investment objectives for its cash balances, in order of priority, are to preserve capital, to ensure liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest its excess cash balance in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors of the Company. The Company does not own any asset-based commercial paper or other similar at-risk investments in its investment portfolios.

Working Capital

Working capital at September 30, 2020 was $59.0 million compared to $62.4 million at December 31, 2019.

Capital Resources

As at September 30, 2020, the Company had fully drawn $40 million from its non-revolving credit facility and has $55 million available for drawdown from the $110 million revolving credit facility (collectively, the “Credit Facility”). The interest rate on the revolving credit facility is on a sliding scale at one-month LIBOR plus an applicable margin ranging from 2.5% to 3.5%, based on the Company’s Net Senior Secured Debt to EBITDA Ratio as defined in the Credit Facility. The Credit Facility is secured by a first ranking lien on the assets of the San Jose and Caylloma mines as well as their holding companies.

Management's Discussion and Analysis, page 18

Fortuna Silver Mines Inc.

(Expressed in $ millions)	September 30, 2020	December 31, 2019	Change
Cash and cash equivalents	85.2	83.4	1.8
Credit facility	150.0	150.0	-
Total liquidity available	235.2	233.4	1.8
Amount drawn on credit facility	(95.0)	(110.0)	15.0
Net liquidity position	140.2	123.4	16.8

Subsequent to September 30, 2020, the Company drew $10.0 million from the Credit Facility.

As at September 30, 2020, the Company was in compliance with its financial covenants.

The full extent and impact of COVID-19 on the Company’s operations and financial condition continues to be difficult to ascertain until the duration of the outbreak, the severity of the virus and the ability to treat it can reasonably be predicted, and when the government of the countries which host our operations lift restrictions on business activities. In the event of an unexpectedly prolonged duration of COVID-19, or in the event that more rigorous capital controls are implemented in Argentina, the Company may be required to raise additional debt or equity. There is no assurance that the lenders will agree to such a request or that financing will be available to the Company on terms acceptable to it.

The Company does not have unlimited financial resources and there is no assurance that sufficient additional funding or financing will be available when needed by the Company or its direct and indirect subsidiaries on acceptable terms, or at all, to further explore or develop its properties or to fulfill its obligations under any applicable agreements. Fortuna is a multinational company and relies on financial institutions worldwide to fund corporate and project needs. Instability of large financial institutions may impact the ability of the Company to obtain equity or debt financings in the future and, if obtained, on terms that may not be favorable to the Company. Disruptions in the capital and credit markets as a result of uncertainty, geo-political events, changing or increased regulations of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect the Company’s access to the liquidity needed for the business in the longer term.

The Company may incur substantial debt from time to time to finance working capital, capital expenditures, investments or acquisitions or for other purposes. If the Company does so, the risks related to the Company’s indebtedness could intensify, including: (i) increased difficulty in satisfying existing debt obligations (ii) limitations on the ability to obtain additional financings, or imposed requirements to make non-strategic divestures (iii) impose hedging requirements (iv) imposed restrictions on the Company’s cash flows, for debt repayments or capital expenditures (v) increased vulnerability to general adverse economic and industry conditions (vi) interest rate risk exposure as borrowings may be at variable rates of interest (vii) decreased flexibility in planning for and reacting to changes in the mining industry (viii) reduced competitiveness versus less leveraged competitors, and (ix) increased cost of borrowings.

Subject to the various risks and uncertainties, as explained in the Risks and Uncertainties section, management believes the Company’s mining operations will generate sufficient cash flows and the Company has sufficient available credit lines and cash on hand to fund the construction of the Lindero Mine and planned capital and exploration programs.

The Company has contingencies and capital commitments as described in the Note 31 “Contingencies and Capital Commitments” in the Company’s Condensed Interim Consolidated Financial Statements. From time to time, the Company may also be involved in legal proceedings that arise in the ordinary course of its business.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Management's Discussion and Analysis, page 19

Fortuna Silver Mines Inc.

Financial Instruments

The Company does not utilize complex financial instruments in hedging metal price, foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculation or trading purposes.

Provisional priced trade receivables of $23.4 million and an interest rate swap liability of $1.3 million are the Company’s only level 2 fair valued financial instruments and no level 3 instruments are held.

Provisionally priced trade receivables are valued using forward London Metal Exchange prices until final prices are settled at a future date. The interest rate swap is measured at estimated fair value.

Related Party Transactions

The Company has entered into the following related party transactions during the three and nine months ended September 30, 2020 and 2019:

(a)   Purchase of Goods and Services

The Company was charged for general and administrative services pursuant to a shared services agreement with Gold Group Management Inc., a company of which Simon Ridgway, the Company’s Chairman, is a director.

	Three months ended		Nine months ended
	September 30,		September 30,
(Expressed in $ thousands)	2020	2019	2020	2019
Personnel costs	5	6	15	11
General and administrative expenses	11	33	127	146
	16	39	142	157

As at September 30, 2020, the Company had an outstanding balance payable to Gold Group Management Inc. of $5 (December 31, 2019 - $14). Amounts due to related parties are due on demand and are unsecured.

(b)   Key Management Personnel

During the three and nine months ended September 30, 2020 and 2019, the Company was charged for consulting services by Mario Szotlender, a director of the Company, and by Mill Street Services Ltd., a company of which Simon Ridgway, the Company’s Chairman, is a director. Such amounts, along with other amounts paid to key management personnel are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(Expressed in $ thousands)	2020	2019	2020	2019
Salaries and benefits	815	1,347	2,397	4,433
Directors fees	158	164	531	526
Consulting fees	34	45	100	101
Share-based payments	3,259	1,621	7,171	3,099
	4,266	3,177	10,199	8,159

Management's Discussion and Analysis, page 20

Fortuna Silver Mines Inc.

Amendments to Accounting Standards That Have Been Issued

In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as the discontinuance of the interbank offered rates. This amendment is effective on January 1, 2020 and the first phase amendment is focused on the impact to hedge accounting requirements. The Company adopted the first phase amendment and there was no material impact on its consolidated financial statements. The Company will continue to assess the effect of amendments related to the interest rate benchmark reform on its consolidated financial statements.

On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss. The effective date is for annual periods beginning on or after January 1, 2022, with early adoption permissible. The Company is assessing the effect of the narrow scope amendment on its consolidated financial statements and the possibility of early adoption.

Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to metal price risk as the Company derives its revenue from the sale of silver, gold, lead and zinc; credit risk in the normal course of business; foreign exchange risk as the Company reports its financial statements in U.S. dollars whereas the Company operates in jurisdictions that conducts its business in other currencies; the inherent risks of uncertainties in estimating mineral reserves and mineral resources; the risk in relation to the construction, the timing of commissioning and commencement of commercial production at the Lindero Mine; political risks, environmental risks; and risks related to its relations with employees. These and other risks are described below and in the Company’s audited consolidated financial statements for 2019, its Annual Information Form which is available on SEDAR at www.sedar.com, and its Form 40-F filed with the SEC. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to the Company’s business.

Foreign Jurisdiction Risk

The Company currently conducts its operations in Peru, Mexico and Argentina. All these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks or its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of the Company’s control. These potential factors include but are not limited to royalty and tax increases or claims by governmental bodies, expropriation or nationalization, lack of an independent judiciary, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company has no political risk insurance coverage against these risks.

All of the Company’s production and revenue to September 30, 2020 is derived from its operations in Peru and Mexico. As the Company’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation especially in Argentina which has a history of expropriation where the Company is currently in the process of construction at the Lindero Mine; changing political and fiscal regimes, and economic and regulatory instability; unanticipated changes to royalty and tax regulations; unreliable and undeveloped infrastructure, labor unrest and labor scarcity; difficulty procuring key equipment and components for equipment; import and export regulation and restrictions; the imposition of capital controls which may affect the repatriation of funds; high rates of inflation; extreme fluctuations in foreign exchange rates and the imposition of currency controls; inability to obtain fair dispute resolution or judicial determination because of bias, corruption or abuse of power; difficulties enforcing judgments; difficulties understanding and complying with regulatory and legal framework with respect to ownership and maintenance of mineral properties, mines and mining operations, local opposition to mine development projects, which include the potential for violence, property damage and frivolous or vexatious claims; terrorism and hostage taking; military repression and increased likelihood of international conflicts or aggression; increased public health concerns. Certain of these risks and uncertainties are prevalent in the jurisdictions where the Company operates.

Management's Discussion and Analysis, page 21

Fortuna Silver Mines Inc.

There can be no assurance that these measures will not be extended or that more restrictive measures will be put in place in the countries in which the Company operates, which may result in the suspension of operations or construction at the Company’s mines on a short or long-term basis.

Estimating Mineral Resources and Mineral Reserves

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves and expected mineral grades. Until mineral deposits are actually mined and processed, Mineral Resources, Mineral Reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.

Mineral Resources and Mineral Reserves may require revision based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs and reduced metallurgical recovery rates, may render certain Mineral Reserves uneconomic and may ultimately result in a restatement of Mineral Resources and/or Mineral Reserves. Short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies, may adversely affect the Company’s profitability in any accounting period. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to mine plans and production profiles may be required as the amount of Mineral Resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for gold, silver and other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reduction in estimates of mineralization, or in the Company’s ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

Mining Operations

The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations. In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Uncertainties and Risks Related to the Construction of the Lindero Mine

The Company is subject to inherent uncertainties and risks related to the construction and start-up of the Lindero Mine, the principal of which include: delays in pre-commissioning, and ramp-up to commercial production; delays associated with contractors; budget overruns due to changes in costs of fuel, labour, power, materials and supplies, inflation and exchange rate risks and potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent activities.

Management's Discussion and Analysis, page 22

Fortuna Silver Mines Inc.

The Company’s ability to meet construction, development, and production schedules and cost estimates for the Lindero Mine cannot be assured. The Company has prepared estimates of capital costs and/or operating costs for the Lindero Mine, but no assurance can be given that such estimates will be achieved. Delays in the commencement of commercial production, failure to achieve cost estimates or material increases in costs due to increases in foreign exchange rates; continuation of capital controls imposed in Argentina; imposition of exchange control restrictions; and delays in obtaining the value added tax refunds, could have an adverse impact in future cash flows, profitability, results of operations and financial condition of the Company.

Environmental Uncertainties

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. The Company’s operations generate chemical and metals depositions in the form of tailings. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or of other mining companies that affect the environment, human health and safety. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Environmental legislation is evolving in a manner requiring stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment or remedial action. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Uncertainties and Risks Relating to COVID-19

Epidemics, including the outbreak of COVID-19, which was declared a global pandemic by the World Health Organization in March 2020, unless contained could cause a slowdown in global economic growth and have a material adverse effect on the business, operations, financial condition and share price of the Company. COVID-19 has spread from China where the virus was originally reported, to other countries including Peru, Mexico, Argentina and Canada, the countries in which the Company operates.

The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operating and supply chain delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit ratings, credit risk and inflation.

Even though the Company has and continues to implement business continuity measures to mitigate and reduce any potential impacts of COVID-19 on its business, operations, supply chain and financial condition, the spread of COVID-19 in the countries in which it operates could have a material adverse impact on the Company’s workforce; the production at the Caylloma Mine and the San Jose Mine, the continued operation at these mines, the completion of construction at the Lindero Mine, and the Company’s financial condition. Until the number of cases and death rate start to flatten the curve and decline, there is no certainty that governments may not mandate another round of extreme measures, which could include the suspension of business activities, including mining, which would have an adverse impact on our business.

Management's Discussion and Analysis, page 23

Fortuna Silver Mines Inc.

The Company remains focused on ensuring the health and safety of the workforce and in continuing measures to prevent and manage transmission of COVID-19 amongst the workforce and the wider community. Despite these measures, there can be no assurance that such measures will be successful.

The full extent and impact of COVID-19 on the Company’s operations cannot currently be ascertained, as it depends upon future developments which cannot be predicted, and includes among other matters: the duration of the outbreak, the severity of the virus and the ability to treat it, the ability to collect sufficient data to track the virus and the collective actions taken to curb the spread of the virus.

The continued spread of the virus could have a material adverse effect on the economies of the countries in which the Company operates, including the local communities close to the Company’s operations. In addition, COVID-19 has caused: volatility in commodity prices (including gold, silver, lead and zinc); volatility in the stock markets on which the Company’s Common Shares and Debentures are listed, and in the price of the Company’s securities. The continued adverse effects of the spread of COVID-19 if not contained, could have a material adverse effect on the business, operations and financial condition of Company.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. All of our trade receivables from concentrate sales are held with large international metals trading companies. Our cash and cash equivalents are held with large financial institutions and mature within 90 days.

The following table summarizes the Company’s maximum exposure to credit risk as follows:

	September 30,	December 31,
(Expressed in $ millions)	2020	2019
Cash and cash equivalents	85.2	83.4
Accounts receivable and other assets	35.5	47.7
Income tax receivable	1.9	2.6
Other non-current receivables	43.5	38.4
	166.1	172.1

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. We limit our exposure to counterparty credit risk on cash and term deposits by only dealing with financial institutions with high credit ratings and through our investment policy of purchasing only instruments with a high credit rating. Almost all of our concentrate is sold to large well-known concentrate buyers.

Metal Price Risk

The Company derives its revenue from the sale of silver, gold, lead and zinc. The Company’s sales are directly dependent on metal prices, and metal prices have historically shown significant volatility that is beyond the Company’s control.

Management's Discussion and Analysis, page 24

Fortuna Silver Mines Inc.

The following table illustrates the sensitivity to a +/-10% change in metal prices on the Company’s outstanding trade receivables as at September 30, 2020:

Metal (Expressed in $ millions)	Change	Effect on Sales
Silver	+/- 10%	3.8
Gold	+/- 10%	2.0
Lead	+/- 10%	0.1
Zinc	+/- 10%	0.2

From time to time, the Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production. The Board of Directors assesses the Company’s strategy towards its base metal exposure, depending on market conditions. As at September 30, 2020, the Company had no outstanding forward sales and zero cost collars contracts.

Currency Risk

The functional and reporting currency for all entities within the consolidated group is the US dollar. We are exposed to fluctuations in foreign exchange rates as a portion of our expenses are incurred in Canadian dollars, Peruvian Soles, Argentine Peso and Mexican Peso. A significant change in the foreign exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s profit or loss, financial position, or cash flows. We have not hedged our exposure to foreign currency fluctuations.

The following table summarizes the sensitivity to a +/-10% change in foreign currency exchange rates on the Company’s foreign currency exposure as at September 30, 2020:

		Effect on foreign
		denominated
Currency (Expressed in $ millions)	Change	items
Mexican Peso	+/- 10%	1.2
Peruvian Soles	+/- 10%	0.2
Argentine Peso	+/- 10%	3.2
Canadian Dollar	+/- 10%	0.5

Due to the volatility of the exchange rate for Argentine Peso, the Company is applying additional measures in cash management to minimize potential losses arising from the conversion of funds. As discussed below in the capital management section, the capital controls are in effect when the Lindero Mine reaches commercial production, the Company will be required to convert the equivalent value into Argentine Peso from the export sale of all gold doré from the Lindero Mine. In addition, the Company would be required to obtain the prior consent of the Argentine Central Bank for the payment of cash dividends and distributions of profits out of Argentina.

Management's Discussion and Analysis, page 25

Fortuna Silver Mines Inc.

The following tables summarizes the Company’s exposure to currency risk through the following assets and liabilities denominated in foreign currencies:

	September 30, 2020
(In millions of local currency)	Canadian Dollars	Peruvian Soles	Mexican Pesos	Argentine Pesos
Cash and cash equivalents	3.7	9.3	58.5	1.4
Marketable securities	1.5	-	-	-
Accounts receivable and other assets	0.3	3.0	116.7	-
Income tax receivable	-	6.1	-	-
VAT - long term receivable	-	-	57.1	2,954.2
Trade and other payables	(13.5)	(25.3)	(257.4)	(219.3)
Provisions, current	-	(1.1)	-	(67.8)
Income tax payable	-	-	(206.8)	-
Other liabilities	(0.1)	-	(4.8)	-
Provisions, non-current	-	-	(52.5)	-
Total foreign currency exposure	(8.1)	(8.0)	(289.2)	2,668.5
US$ equivalent of foreign currency exposure	(6.0)	(2.2)	(12.9)	35.1

Totals may not add due to rounding

	December 31, 2019
(In millions of local currency)	Canadian Dollars	Peruvian Soles	Mexican Pesos	Argentine Pesos
Cash and cash equivalents	0.6	2.3	13.1	11.8
Accounts receivable and other assets	0.3	1.8	4.0	117.5
Income tax receivable	-	8.5	-	-
Investments in associates	1.4	-	-	-
VAT - long term receivable	-	-	10.7	2,039.9
Trade and other payables	(8.6)	(19.4)	(214.7)	(1,454.4)
Provisions, current	-	-	(3.9)	-
Income tax payable	-	-	(161.9)	-
Other liabilities	-	-	(4.2)	-
Provisions, non-current	-	-	(87.5)	-
Total foreign currency exposure	(6.2)	(6.8)	(444.4)	714.8
US$ equivalent of foreign currency exposure	(4.8)	(2.1)	(23.6)	11.8

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligation as they become due. The volatility of the metals market can impact the Company’s ability to forecast cash flow from operations. In addition, any temporary suspension of production at the Company’s operating mines as a result of COVID-19 will impact the Company’s liquidity.

The Company maintains sufficient liquidity to meet its short-term business requirements, taking into account anticipated cashflows from operations, holdings of cash, cash equivalents and short-term investments and committed loan facilities.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cashflows. A rigorous reporting, planning and budgeting process are in place to help facilitate forecasting funding requirements, to support operations on an ongoing basis and expansion plans, if any. See also Liquidity and Capital Resources.

Management's Discussion and Analysis, page 26

Fortuna Silver Mines Inc.

As at September 30, 2020, the Company expects the following maturities of its financial liabilities, lease obligations, and other contractual commitments, excluding payments relating to interest:

	Expected payments due by year
	Less than			After
(Expressed in $ millions)	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	51.8	-	-	-	51.8
Debt	-	95.0	46.0	-	141.0
Income taxes payable	15.2	-	-	-	15.2
Lease obligations	8.3	6.6	4.1	14.6	33.7
Other liabilities	-	1.4	-	-	1.4
Capital commitments, Lindero [2]	2.2	-	-	-	2.2
Closure and reclamation provisions	6.1	5.0	0.7	23.3	35.0
	83.6	108.0	50.8	37.9	280.2

1 Figures may not add due to rounding

2 Net of $4 million of advances to contractors

Capital Management

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets.

Effective December 23, 2019, changes to Argentina’s tax laws proposed by the new Argentine Government were implemented. The changes ratified and extended legislation which was to expire on December 31, 2019 and allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina in order to maintain stability and support the economic recovery of the country. These capital controls are in effect until December 31, 2025 and have the effect of: requiring exporters to convert the equivalent value of foreign currency received from the export into Argentine Pesos; requiring the prior consent of the Argentine Central Bank to the payment of cash dividends and distributions of currency out of Argentina; requiring Argentine companies to convert foreign currency loans received from abroad into Argentine Pesos; and restricting the sale of Argentine Pesos for foreign currency.

In September 2020, the Argentine Central Bank approved a new resolution which requires companies to restructure sixty percent of any individual debt exceeding $1.0 million, which has at least a two-year term and is maturing between October 15, 2020 and March 31, 2021. However, this resolution does not apply to intercompany debt and the Company does not hold any external debt at Lindero.

The Argentine Central Bank has also issued a temporary measure in effect until December 31, 2020, which requires the consent of the Central Bank to the repayment of certain types of intercompany loans. There can be no assurance that the temporary measure will not be extended.

The Company’s capital requirement is effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

Management's Discussion and Analysis, page 27

Fortuna Silver Mines Inc.

The Company’s capital structure consists of equity comprising of share capital, reserves and retained earnings as well as debt consisting of credit facilities and convertible debentures, lease obligations less cash and cash equivalents.

	September 30,	December 31,
(Expressed in $ millions)	2020	2019
Equity	706.8	635.4
Debt	133.1	146.5
Lease obligations	20.9	23.9
Less: cash and cash equivalents	(85.2)	(83.4)
	775.6	722.4

Figures may not add due to rounding

As discussed above, the Company operates in Argentina where the new Argentine government has ratified and extended legislation to December 31, 2025 to allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina. Other than the restrictions related to these capital controls and complying with the debt covenants under the credit facilities, the Company is not subject to any externally imposed capital requirements. As at September 30, 2020 and December 31, 2019, the Company was in compliance with its financial covenants in its Credit Facility. See also Liquidity and Capital Resources.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currently, our interest rate exposure mainly relates to interest earned on our cash and cash equivalents balances, interest paid on its LIBOR-based debt, and the mark-to-market value of derivative instruments which depend on interest rates. As at September 30, 2020, the Company has outstanding an interest rate swap as a hedge on the $40.0 million non-revolving credit facility to mitigate the interest rate risk on our debt.

Key Personnel

The Company is dependent on a number of key management and employee personnel.  The Company’s ability to manage its exploration, development, construction and operating activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and unskilled employees.  The loss of the services of one or more key management personnel, as well as a prolonged labor disruption, could have a material adverse effect on the Company’s ability to successfully manage and expand its affairs.

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. The Company may be subject to claims by local communities, indigenous groups or private land owners relating to land and mineral rights and such claimants may seek sizable monetary damages or seek the return of surface or mineral rights that may be valuable to the Company which may significantly impact operations and profitability, if lost. These matters are subject to various uncertainties and it is possible that some of these matters may be resolved with an unfavorable outcome to the Company. The Company does carry liability insurance coverage, but such coverage does not cover all risks to which the Company may be exposed to.

Critical Accounting Estimates, Assumptions and Judgements

Many of the amounts included in the consolidated financial statements require management to make estimates, assumptions and judgements. These estimates, assumptions and judgements are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Areas where critical accounting estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include:

Management's Discussion and Analysis, page 28

Fortuna Silver Mines Inc.

Mineral Reserves and Resources and the Life of Mine Plan

We estimate our mineral reserves and mineral resources in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects published by the Canadian Securities Administrators. Estimates of the quantities of the mineral reserves and mineral resources form the basis for our life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental rehabilitation provision.

Significant estimation is involved in determining the reserves and resources included within our life of mine plans. Changes in forecast prices of commodities, exchange rates, production costs or metallurgical recovery rates may result in our life of mine plan being revised and such changes could impact depletion rates, asset carrying values and our environmental rehabilitation provision. As at December 31, 2019 we have used the following long-term prices for our mineral reserve and mineral resource estimations: gold $1,380/oz, silver $17.00/oz, lead $2,170/t and zinc $2,590/t.

In addition to the estimates above, estimation is involved in determining the percentage of mineral resources ultimately expected to be converted to mineral reserves and hence included in our life of mine plans. Our life of mine plans include a portion of inferred mineral resources as we believe this provides a better estimate of the expected life of mine for certain types of deposits, in particular for vein type structures. The percentage of inferred resources of the total tonnage included in the life of mine plans is based on site specific geological, technical, and economic considerations. Estimation of future conversion of resources is inherently uncertain and involves judgment and actual outcomes may vary from these judgments and estimates and such changes could have a material impact on the financial results. Some of the key judgments of the estimation process include geological continuity, stationarity in the grades within defined domains, reasonable geotechnical and metallurgical conditions, treatment of outlier (extreme) values, cut-off grade determination and the establishment of geostatistical and search parameters. Revisions to these estimates are accounted for prospectively in the period in which the change in estimate arises. See note 3(g)(i) to the audited consolidated financial statements for 2019.

Valuation of Mineral Properties and Exploration Properties

The Company carries its mineral properties at cost less accumulated depletion and any accumulated provision for impairment. The costs of each property and related capitalized expenditures are depleted over the economic life of the property on a units-of-production basis. Costs are charged to the consolidated statement of income (loss) when a property is abandoned or when there is an impairment.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. Where previous impairment has been recorded the Company analyzes any impairment reversal indicators. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sales volumes, metal prices, foreign exchange rates, mineral resource and reserve quantities, future operating and capital costs to the end of the mine’s life, and reclamation costs. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

The Company, from time to time, acquires exploration and development properties. When properties are acquired, the Company must determine the fair value attributable to each of the properties. When the Company conducts exploration on a mineral property and the results from the exploration do not support the carrying value, the property is written down to its new fair value which could have a material effect on the consolidated statement of financial position and the consolidated income statement.

Management's Discussion and Analysis, page 29

Fortuna Silver Mines Inc.

Reclamation and Other Closure Provisions

The Company has obligations for reclamation and other closure activities related to its mining properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies. As the estimate of the obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of closure provisions.

Revenue Recognition

Revenue from the sale of concentrate to customer is recognized when the customer obtains control of the concentrate. A provisional invoice is issued to the customer based on the monthly average metal prices on the expected date of final settlement at which time the final sale prices will be fixed. Variations between the prices at initial recognition and final settlement may occur due to changes in the market metal prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in the fair value classified as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sale quantities are adjusted.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

A liability is recognized in the consolidated financial statements when the outcome of the legal proceedings is probable, and the estimated settlement amount can be estimated reliably. Contingent assets are not recognized in the consolidated financial statements until virtually certain.

In 2017 the Mexican Geological Service (“SGM”) advised the Company that a previous owner of one of the Company’s mineral concessions located at the San Jose Mine in Oaxaca, Mexico had granted the SGM a royalty of 3% of the billing value of minerals obtained from the concession. The Company, supported by legal opinions from three independent law firms, has previously advised the Mexican mining authorities that it is of the view that no royalty is payable, and in 2018 initiated administrative and legal proceedings (the “Administrative Proceedings”) in the Mexican Federal Administrative Court (“FAC”) against the Dirección General de Minas (“DGM”) to remove reference to the royalty on the title register. The proceedings are progressing in accordance with the procedures of the FAC.

In January 2020, the Company received notice from the DGM seeking to cancel the mining concession if the royalty, in the Mexican peso equivalent of $30 million plus VAT (being the amount of the claimed royalty from 2011 to 2019), was not paid before March 15, 2020. In February 2020, the Company initiated legal proceedings (the “Amparo Proceedings”) against the DGM in the Juzgado Séptimo de Distrito en Materia Administrativa en la Ciudad de México (“District Court”) to contest the cancellation procedure and also to stay the cancellation process. The District Court in Mexico City admitted the Company’s legal proceedings on March 2, 2020 and granted a permanent stay of execution, which protects the Company from the cancellation of the concession until a resolution by the District Court is reached on the legality of the cancellation procedure. The final hearing of the Amparo Proceedings took place on October 2, 2020, there are no further steps to be taken by the Company until the District Court issues its decision. The timing of a decision by the District Court at first instance in this action against the DGM is uncertain and may take several months. In the event that the Company is unsuccessful in these proceedings, it may appeal. If ultimately the Company does not prevail, it may be required to pay the disputed royalty in order to preserve the mining concession. If the Company is required to pay the royalty, it will do so from available capital resources.

Management's Discussion and Analysis, page 30

Fortuna Silver Mines Inc.

The Company has determined that it is more likely than not that it will succeed in these proceedings; therefore, no provision has been recorded as at September 30, 2020 and December 31, 2019.

Critical Accounting Judgements in Applying the Entity’s Accounting Policies

Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company.

Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilization of the losses.

Assessment of Impairment and Reversal of Impairment Indicators

Management applies significant judgment in assessing whether indicators of impairment or reversal of impairment exist for an asset or a group of assets which could result in a testing for impairment. Internal and external factors such as significant changes in the use of the asset, commodity prices, life of mines, tax laws or regulations in the countries that our mines operate in and interest rates are used by management in determining whether there are any indicators of impairment or reversal of previous impairments.

Functional Currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the U.S. dollar. The determination of functional currency may require certain judgments to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in the events and conditions which determined the primary economic environment.

IFRS 16 Leases

Significant estimates, assumptions and judgments made by management on adoption of IFRS 16 Leases primarily included judgement about whether the lease conveys the right to use  a specific asset, whether the Company obtains substantially all of the economic benefits from the use of the asset, whether the Company has the right to direct the use of the asset, evaluating the appropriate discount rate to use to discount the lease liability for each lease or groups of assets, and to determine the lease term where a contract includes renewal options. Significant estimates, assumptions and judgements over these factors would affect the present value of the lease liabilities, as well as the associated amount of the ROU asset.

Management's Discussion and Analysis, page 31

Fortuna Silver Mines Inc.

Share Position and Outstanding Options and Equity Based Share Units

The Company has 184,195,727 common shares outstanding as at November 10, 2020. In addition, 3,427,106 incentive stock options and equity-settled restricted and performance share units are currently outstanding as follows:

		Exercise
		Price
Type of Security	No. of Shares	(CAD$)	Expiry Date
Incentive Stock Options:	511,645	$6.35	May 28, 2022
	535,374	$6.20	March 18, 2023
	7,551	$7.15	June 4, 2023
	1,054,570
			Vesting Date
Equity-Settled Share Units:	709,650	n/a	March 19, 2021
	2,447	n/a	June 5, 2021
	845,219	n/a	March 15, 2022
	815,220	n/a	April 20, 2023
	2,372,536

Total outstanding	3,427,106

An aggregate of 422,609 equity-settled performance share units issued in 2019 are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

On April 20, 2020, the Company granted 815,220 equity-settled restricted share units which vest 20% on the first anniversary of the date of grant, 30% on the second anniversary and 50% on the third anniversary. The fair value of each restricted share unit on the grant date was $2.36 (C$3.32).

As at September 30, 2020, the Company has $46.0 million of Debentures that are convertible at the holder’s option into common shares in the capital of the Company at a conversion price of $5.00 per share, representing a conversion rate of 200 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in certain circumstances. Subject to certain exceptions in connection with a change of control of the Company, the Debentures will not be redeemable by the Company prior to October 31, 2022. On or after October 31, 2022 and prior to October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the NYSE for the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is at least 125% of the Conversion Price. On and after October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest regardless of the trading price of the Common Shares. The Debentures mature on October 31, 2024 and bear interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October, commencing on April 30, 2020.

Management's Discussion and Analysis, page 32

Fortuna Silver Mines Inc.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators (“National Instrument 52-109”) and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the U.S. Exchange Act).

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board. However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

Management assesses the effectiveness of the Company’s internal control over financial reporting using the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting for the three ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Non-GAAP Financial Measures

This MD&A refers to various Non-GAAP Financial Measures, including cash cost per payable ounce of silver equivalent; cash cost per tonne of processed ore; total production cash cost per tonne; all-in sustaining cash cost per payable ounce of silver equivalent production; all-in sustaining cash cost per payable ounce of silver equivalent production; free cash flow and free cashflow from ongoing operations; adjusted net income; and adjusted EBITDA.

These measures are used by the Company to manage and evaluate operating performance and ability to generate cash flow and are widely reported in the mining industry as benchmarks for performance. The Company believes that certain investors use these Non-GAAP Financial Measures to evaluate the Company’s performance. However, the measures do not have a standardized meaning and may differ from measures used by other companies with similar descriptions. Accordingly, Non-GAAP Financial Measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented.

To facilitate a better understanding of these measures as calculated by the Company, descriptions and reconciliations are provided here.

Cash Cost per Payable Ounce of Silver Equivalent Production and Cash Cost per Tonne of Processed Ore

Cash cost per payable ounce of silver equivalent production and total production cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these Non-GAAP Financial Measures to evaluate the Company’s performance. Cash cost is an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under IFRS, and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

Management's Discussion and Analysis, page 33

Fortuna Silver Mines Inc.

The following tables present a reconciliation of cash cost per tonne of processed ore and cash cost per payable ounce of silver equivalent production to the cost of sales in the consolidated financial statements for the three and nine months ended September 30, 2020 and 2019:

		Three months ended		Nine months ended
CONSOLIDATED MINE CASH COST SILVER EQUIVALENT		September 30,		September 30,
(Expressed in $'000's, except unit costs)		2020	2019	2020	2019
Cost of sales		41,386	44,634	112,170	127,068
Changes in concentrate inventory		78	16	304	526
Depletion and depreciation in concentrate inventory		(494)	5	(360)	(102)
Inventory adjustment		-	(70)	2	(70)
IFRS 16 embedded lease adjustment		620	614	1,689	1,783
Royalties and mining taxes		(1,310)	(902)	(3,268)	(2,672)
Provision for community support		2	167	101	154
Workers participation		(3,553)	(1,370)	(5,470)	(4,090)
Depletion and depreciation		(10,637)	(11,694)	(30,173)	(33,048)
Cash cost	A	26,092	31,400	74,995	89,549
Treatment charges		4,727	2,392	14,240	7,785
Refining charges		1,410	1,108	3,641	3,737
Cash cost applicable per payable ounce	B	32,229	34,900	92,876	101,071
Payable ounces of silver equivalent production[1]	C	3,567,133	3,743,432	9,844,255	12,674,670
Cash cost per ounce of payable silver equivalent[2] ($/oz)	=B/C	9.03	9.32	9.43	7.97

Notes:

1  Silver equivalent production for Q3 2020 is calculated using a silver to gold ratio of 77.3:1 (Q3 2019:  85.8:1), silver to lead ratio of 1:29.2 pounds (Q3 2019:  1:18.6), and silver to zinc ratio of 1:23.2 pounds (Q3 2019:  1:16.2).  Year-to-date ("YTD") for Q3 2020 YTD: silver gold ratio of 88.0:1 (Q3 2019 YTD : 86:1), silver to lead ratio of 1:23.6 pounds (Q3 2019 YTD: 1:17.6) and silver to zinc ratio of 1:19.7 pounds (Q3 2019 YTD: 1:13.4)

2  Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales and Realized Prices

Management's Discussion and Analysis, page 34

Fortuna Silver Mines Inc.

		Three months ended		Nine months ended
SAN JOSE MINE		September 30,		September 30,
(Expressed in $'000's, except unit costs)		2020	2019	2020	2019
Cost of sales		29,574	29,270	73,288	84,132
Changes in concentrate inventory		340	(107)	277	370
Depletion and depreciation in concentrate inventory		(592)	28	(587)	(94)
Inventory adjustment		-	-	2	-
IFRS 16 embedded lease adjustment		5	15	15	62
Royalties and mining taxes		(1,239)	(860)	(2,878)	(2,541)
Workers participation		(2,970)	(1,256)	(5,059)	(3,514)
Depletion and depreciation		(7,859)	(8,188)	(19,677)	(23,195)
Cash cost	A	17,259	18,902	45,381	55,220
Total processed ore (tonnes)	B	255,226	267,998	662,203	795,656
Cash cost per tonne of processed ore ($/t)	=A/B	67.62	70.53	68.53	69.40
Cash cost	A	17,259	18,902	45,381	55,220
Treatment charges		326	(433)	110	(448)
Refining charges		1,082	972	2,560	3,337
Cash cost applicable per payable ounce	B	18,667	19,441	48,051	58,109
Payable ounces of silver equivalent production[1]	C	2,679,676	2,534,249	6,704,342	8,655,903
Cash cost per ounce of payable silver equivalent[2] ($/oz)	=B/C	6.97	7.67	7.17	6.71
Mining cost per tonne		34.32	37.21	35.76	36.22
Milling cost per tonne		15.45	17.20	16.46	17.37
Indirect cost per tonne		9.38	8.87	8.91	8.59
Community relations cost per tonne		6.51	1.30	4.17	1.51
Distribution cost per tonne		1.96	5.97	3.23	5.65
Total production cost per tonne		67.62	70.55	68.53	69.34

Notes:

1  Silver equivalent production for Q3 2020 is calculated using a silver to gold ratio of 77.2:1 (Q3 2019:  85.8:1) and for Q3 2020 YTD: silver to gold ratio of 87.4:1 (Q3 2019 YTD: 86:1)

2  Silver equivalent is calculated using the realized prices for gold and silver.  Refer to Financial Results - Sales and Realized Prices

Management's Discussion and Analysis, page 35

Fortuna Silver Mines Inc.

		Three months ended		Nine months ended
CAYLLOMA MINE		September 30,		September 30,
(Expressed in $'000's, except unit costs)		2020	2019	2020	2019
Cost of sales		11,812	15,364	38,882	42,936
Changes in concentrate inventory		(262)	123	27	156
Depletion and depreciation in concentrate inventory		98	(23)	227	(8)
Inventory adjustment		-	(70)	-	(70)
IFRS 16 embedded lease adjustment		615	599	1,674	1,721
Royalties and mining taxes		(71)	(42)	(390)	(131)
Provision for community support		2	167	101	154
Workers participation		(583)	(114)	(411)	(576)
Depletion and depreciation		(2,778)	(3,506)	(10,496)	(9,853)
Cash cost	A	8,833	12,498	29,614	34,329
Total processed ore (tonnes)	B	107,002	134,338	373,916	398,037
Cash cost per tonne of processed ore ($/t)	=A/B	82.55	93.03	79.20	86.25
Cash cost	A	8,833	12,498	29,614	34,329
Treatment charges		4,401	2,825	14,130	8,233
Refining charges		328	136	1,081	400
Cash cost applicable per payable ounce	B	13,562	15,459	44,825	42,962
Payable ounces of silver equivalent production[1]	C	887,457	1,209,183	3,139,913	4,018,767
Cash cost per ounce of payable silver equivalent[2] ($/oz)	=B/C	15.28	12.78	14.28	10.69
Mining cost per tonne		36.55	42.60	37.12	41.14
Milling cost per tonne		14.58	14.97	13.94	14.18
Indirect cost per tonne		23.95	26.52	21.03	23.07
Community relations cost per tonne		6.92	1.73	4.58	0.83
Distribution cost per tonne		0.55	7.22	2.53	7.03
Total production cost per tonne		82.55	93.04	79.20	86.25

Notes:

1  Silver equivalent production for Q3 2020 is calculated using a silver to gold ratio of 78.3:1 (Q3 2019: 87.3:1) , silver to lead ratio of 1:29.2 pounds (Q3 2019:  1:18.6), and silver to zinc ratio of 1:23.2 pounds (Q3 2019:  1:16.2).  YTD 2020: silver to gold ratio of 96.4:1 (Q3 2019 YTD: 87.2:1), silver to lead ratio of 1:23.6 pounds (Q3 2019 YTD: 1:17.6, and silver to zinc ratio of 1:19.7 pounds (Q3 2019 YTD: 1:13.4)

2  Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales and Realized Prices

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Production

The Company believes that “all-in-sustaining cash cost silver equivalent” and “all-in cash cost silver equivalent” meet the needs of management, analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, the Company’s operating performance and the Company’s ability to generate cash flow from current operations, and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in-sustaining cost performance measure; however, this performance measure has no standardized meaning. The Company conforms its all-in-sustaining cost definition to that set out in the guidance issued by the World Gold Council (“WGC”).

All-in-sustaining cash cost silver equivalent and all-in cash cost silver equivalent are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

Management's Discussion and Analysis, page 36

Fortuna Silver Mines Inc.

All-in sustaining cash cost includes total production cash costs incurred at the Company’s mining operations. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost to calculate the all-in-sustaining cost. The Company believes that this measure represents the total costs of producing silver from operations and provides the Company and its stakeholders with additional information on the Company’s operational performance and the ability to generate cash flows. Certain cash expenditures such as new project spending, tax payments, dividends, and financing costs are not included. We report this measure on a payable silver equivalent ounce produced basis. Silver equivalent production is calculated taking the total metal payable production of gold, lead and zinc multiplied by the realized prices of gold, lead, and zinc and divided by the realized silver price to calculate the silver equivalent production.

The following tables show a breakdown of the all-in sustaining cash cost per silver equivalent ounce for the three and nine months ended September 30, 2020 and 2019:

	Three months ended		Nine months ended
SAN JOSE MINE	September 30,		September 30,
(Expressed in $'000's, except unit costs)	2020	2019	2020	2019
Cash cost applicable	18,667	19,441	48,051	58,109
Royalties and mining taxes	3,629	1,882	6,716	6,353
Workers' participation	3,713	1,570	6,324	4,393
General and administrative expenses (operations)	1,363	1,589	4,228	4,556
Adjusted operating cash cost	27,372	24,482	65,319	73,411
Care and maintenance costs (Impact of COVID-19)	-	-	1,568	-
Sustaining capital expenditures[3]	3,774	2,026	6,518	6,232
Brownfield exploration expenditures[3]	1,017	776	2,517	3,428
All-in sustaining cash cost	32,163	27,284	75,922	83,071
Non-sustaining capital expenditures[3]	125	-	374	-
All-in cash cost	32,288	27,284	76,296	83,071
Payable ounces of silver equivalent production[1]	2,679,676	2,534,249	6,704,342	8,655,903
All-in sustaining cash cost per ounce of payable silver equivalent[2]	12.00	10.77	11.32	9.60
All-in cash cost per ounce of payable silver equivalent[2]	12.05	10.77	11.38	9.60

Notes:

1  Silver equivalent production for Q3 2020 is calculated using a silver to gold ratio of 77.2:1 (Q3 2019:  85.8:1) and for Q3 2020 YTD: silver to gold ratio of 87.4:1 (Q3 2019 YTD: 86:1)

2  Silver equivalent is calculated using the realized prices for gold and silver.  Refer to Financial Results - Sales and Realized Prices

3   Presented on a cash basis

	Three months ended		Nine months ended
CAYLLOMA MINE	September 30,		September 30,
(Expressed in $'000's, except unit costs)	2020	2019	2020	2019
Cash cost applicable	13,562	15,459	44,825	42,962
Royalties and mining taxes	138	421	722	1,206
Workers' participation	644	138	477	685
General and administrative expenses (operations)	701	950	2,514	2,844
Adjusted operating cash cost	15,045	16,968	48,538	47,697
Care and maintenance costs	863	-	863	-
Sustaining capital expenditures[3]	1,213	1,926	4,042	7,953
Brownfield exploration expenditures[3]	65	181	415	486
All-in sustaining cash cost	17,186	19,075	53,858	56,136
Non-sustaining capital expenditures[1]	-	298	-	446
All-in cash cost	17,186	19,373	53,858	56,582
Payable ounces of silver equivalent production[1]	887,457	1,209,183	3,139,913	4,018,767
All-in sustaining cash cost per ounce of payable silver equivalent[2]	19.37	15.78	17.15	13.97
All-in cash cost per ounce of payable silver equivalent[2]	19.37	16.02	17.15	14.08

Notes:

1  Silver equivalent production for Q3 2020 is calculated using a silver to gold ratio of 78.3:1 (Q3 2019: 87.3:1) , silver to lead ratio of 1:29.2 pounds (Q3 2019:  1:18.6), and silver to zinc ratio of 1:23.2 pounds (Q3 2019:  1:16.2).  YTD 2020: silver to gold ratio of 96.4:1 (Q3 2019 YTD: 87.2:1), silver to lead ratio of 1:23.6 pounds (Q3 2019 YTD: 1:17.6, and silver to zinc ratio of 1:19.7 pounds (Q3 2019 YTD: 1:13.4)

2  Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales and Realized Prices

3  Presented on a cash basis

Management's Discussion and Analysis, page 37

Fortuna Silver Mines Inc.

Free Cash Flow From Ongoing Operations

The Company uses the financial measure of “free cash flow from ongoing operations” to supplement information in its consolidated financial statements. Free cash flow from ongoing operations is defined as cash provided from operating activities less changes in long-term receivable sustaining capital expenditures, less current income tax expense, and add back income taxes paid. This measure is used by the Company and investors to measure the cash flow available to fund the Company’s growth through investments and capital expenditures. These performance measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profits or cash flow from operations as determined under IFRS.

The following table presents a reconciliation of free cash flow from ongoing operations for the three and nine months ended September 30, 2020 and 2019:

	Three months ended		Nine months ended
	September 30,		September 30,
(Expressed in $ millions)	2020	2019	2020	2019
Net cash provided by operating activities, as reported	45.5	18.2	62.1	45.3
Less: Change in long-term receivables	(0.3)	(1.5)	(0.9)	(1.5)
Less: Additions to sustaining capital	(5.6)	(7.2)	(13.8)	(18.2)
Less: Current income tax expense	(15.5)	(5.9)	(25.5)	(24.4)
Add: Income taxes paid	6.0	7.0	22.6	27.0
Free cash flow from ongoing operations	30.1	10.6	44.5	28.2

Adjusted Net Income

The Company uses the financial measure of “adjusted net income” to supplement information in its consolidated financial statements. Adjusted net income is defined as net income (loss) for the period adding back foreign exchange losses and other expenses and subtracting investment income related to the Lindero Mine and other non-cash items. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance. The term “adjusted net income” does not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

The following table presents a reconciliation of the adjusted net income for the three and nine months ended September 30, 2020 and 2019:

	Three months ended		Nine months ended
	September 30,		September 30,
(Expressed in $ millions)	2020	2019	2020	2019
Net (loss) income for the period	13.1	(7.7)	2.9	4.8
Adjustments, net of tax:
Community support provision and accruals	-	(0.1)	-	(0.1)
Foreign exchange loss, Lindero Mine	2.7	8.3	8.6	10.4
Income tax, Lindero Mine	-	-	-	(1.1)
Share of loss from associates	-	-	0.1	0.2
Investment income	-	-	(3.3)	-
Other non-cash items	0.3	1.4	0.6	3.3
Adjusted net income	16.1	1.9	8.9	17.5

Management's Discussion and Analysis, page 38

Fortuna Silver Mines Inc.

Adjusted EBITDA

The Company uses other financial measures whose presentation is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS measures, but that rather should be evaluated in conjunction with IFRS measures. The item described and presented below does not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company believes that its presentation provides useful information for investors.

The following table presents a reconciliation of Adjusted EBITDA for the three and nine months ended September 30, 2020 and 2019:

	Three months ended		Nine months ended
	September 30,		September 30,
(Expressed in $ millions)	2020	2019	2020	2019
Net (loss) income for the period	13.1	(7.7)	2.9	4.8
Adjustments:
Community support provision and accruals	0.1	(0.1)	-	(0.2)
Inventory adjustment	-	0.1	-	0.1
Foreign exchange loss, Lindero Mine	2.7	8.3	8.7	10.4
Net finance items	0.4	-	0.9	(0.3)
Depreciation, depletion, and amortization	11.2	11.3	31.8	34.4
Income taxes	15.0	6.2	28.3	19.1
Share of loss from associates	-	-	0.1	0.2
Investment income	-	-	(3.3)	-
Other non-cash items	(0.2)	1.1	(1.6)	1.7
Adjusted EBITDA	42.2	19.2	67.8	70.2

Figures may not add due to rounding

Qualified Person

Eric Chapman, P.Geo (APEGBC #36328) is the Vice-President of Technical Services for the Company and is the Company’s Qualified Person (as defined by National Instrument 43-101).  Mr. Chapman has reviewed and approved the scientific and technical information contained in this MD&A and has verified the underlying data.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form that is available at www.sedar.com and www.sec.gov/edgar.shtml.

Management's Discussion and Analysis, page 39

Fortuna Silver Mines Inc.

Cautionary Statement on Forward-Looking Statements

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-Looking Statements. The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

•	mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;
•	the potential impact of COVID-19 on the Company’s business and operations, and financial condition, including the Company’s ability to operate or to continue operating at its sites;
•	the Company’s ability to manage challenges presented by COVID-19;
•	achieving the targets set out in the Company’s cost reduction programs;
•	the effectiveness of the preventative measures and safety protocols put in place by the Company to curb the spread of COVID-19;
•	escalation of travel restrictions resulted from COVID-19;
•	production rates at the Company’s properties;
•	2020 production forecast for the Lindero Mine;
•	cash cost estimates;
•	timing for delivery of materials and equipment for the Company’s properties;
•	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;
•	the Company’s planned greenfield exploration programs;
•	the Company’s planned capital expenditures and brownfields exploration at the San Jose Mine;
•	the Company’s planned capital expenditures and brownfields exploration at the Caylloma Mine;
•	the Company’s planned capital expenditures and brownfields exploration at the Lindero Mine;
•	the Company’s construction of the open pit gold heap leach mine at the Lindero Mine and the anticipated timing for the completion of the project and the commencement of commercial production of the mine;
•	the updated construction schedule and cost budget for the Lindero Mine to take into account the impact of COVID-19;
•	maturities of the Company’s financial liabilities, finance leases and other contractual commitments;
•	expiry dates of bank letters of guarantee;
•	litigation matters;
•	estimated mine closure costs; and
•	management’s expectation that any investigations, claims, and legal, labour and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Management's Discussion and Analysis, page 40

Fortuna Silver Mines Inc.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•	operational risks relating to mining and mineral processing;
•	uncertainty relating to Mineral Resource and Mineral Reserve estimates;
•	uncertainty relating to capital and operating costs, production schedules and economic returns;
•	uncertainty and risks related to the start-up of the Lindero Mine;
•	uncertainty relating to capital and operating costs and economic returns of development projects such as the Lindero Mine;
•	risks related to the construction, commissioning and commencement of commercial production at the Lindero Mine;
•	risks associated with mineral exploration and project development;
•	uncertainty relating to the repatriation of funds as a result of currency controls;
•	environmental matters including potential liability claims;
•	uncertainty relating to nature and climate conditions;
•	risks associated with political instability and changes to the regulations governing the Company’s business operations;
•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;
•	risks relating to the termination of the Company’s mining concessions in certain circumstances;
•	risks related to International Labour Organization (“ILO”) Convention 169 compliance;
•	developing and maintaining relationships with local communities and stakeholders;
•	risks associated with losing control of public perception as a result of social media and other web-based applications;
•	potential opposition of the Company’s exploration, development and operational activities;
•	risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities;
•	substantial reliance on the Caylloma Mine and San Jose Mine for revenues;
•	property title matters;
•	risks relating to the integration of businesses and assets acquired by the Company;
•	impairments;
•	risks associated with climate change legislation;
•	reliance on key personnel;
•	uncertainty relating to potential conflicts of interest involving the Company’s directors and officers;
•	risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions;

Management's Discussion and Analysis, page 41

Fortuna Silver Mines Inc.

•	adequacy of insurance coverage;
•	risks related to the Company’s compliance with the United States Sarbanes-Oxley Act;
•	risks related to the foreign corrupt practices regulations and anti-bribery laws;
•	potential legal proceedings to which it is a party;
•	the Company is subject to any adverse ruling in any of the litigation;
•	uncertainties relating to general economic conditions;
•	risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth and impact the Company’s business, operations, financial condition and share price;
•	the duration of the COVID-19 pandemic and the impact of COVID-19 on the Company’s business, operations and financial condition, including the Company’s ability operate or continue to operate at its sites;
•	possible future suspensions of operations at the mine sites or the Lindero Mine related to COVID-19;
•	the Company’s ability to manage challenges presented by COVID-19;
•	competition;
•	fluctuations in metal prices;
•	risks associated with entering into commodity forward and option contracts for base metals production;
•	fluctuations in currency exchange rates;
•	tax audits and reassessments;
•	uncertainty relating to concentrate treatment charges and transportation costs;
•	sufficiency of monies allotted by the Company for land reclamation;
•	dilution from further equity or convertible debenture financings; and
•	risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration;

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•	all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;
•	there being no significant disruptions affecting operations, whether relating to labour, supply, power, damage to equipment or other matter;
•	there being no material and negative impact to the various contractors, suppliers and subcontractors at the Caylloma Mine and the San Jose Mine relating to COVID-19 or otherwise that would impair their ability to provide goods and services;
•	there being no material and negative impact to the various contractors, suppliers and subcontractors for the Lindero Mine relating to COVID-19 or otherwise that would impair their ability to provide goods and services;
•	permitting, construction, development, expansion, and production continuing on a basis consistent with the Company’s current expectations;
•	expected trends and specific assumptions regarding metal prices and currency exchange rates;
•	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;
•	production forecasts meeting expectations; and
•	the accuracy of the Company’s current mineral resource and reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Management's Discussion and Analysis, page 42

Fortuna Silver Mines Inc.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Canadian standards, including National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), differ significantly from the disclosure requirements of U.S securities laws currently in effect, and Mineral Reserve and Mineral Resource information contained or incorporated by reference in this MD&A may not be comparable to similar information disclosed by United States companies. Equivalent U.S. disclosure requirements are currently governed by the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“Industry Guide 7”) under the U.S. Securities Act of 1933, as amended. In particular, and without limiting the generality of the foregoing, the term Mineral Resource does not equate to the term “reserve”. Under the SEC’s disclosure standards currently in effect under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would need to be in hand or issuance imminent in order to classify mineralized material as reserves under such U.S. standards currently in effect. The SEC has not recognised the reporting of mineral deposits which do not meet the Industry Guide 7 definition of “reserve” prior to the adoption of the Modernization of Property Disclosures for Mining Registrants, which rules will be required to be complied with in the first fiscal year beginning on or after January 1, 2021. As a result, the SEC’s disclosure standards currently in effect normally do not permit the inclusion of information concerning Measured Mineral Resources, Indicated Mineral Resources or Inferred Mineral Resources or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC.

United States investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into reserves. United States investors should also understand that Inferred Mineral Resources have an even greater amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a category having a higher degree of certainty. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

Disclosure of “contained tonnes” in a Mineral Resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC’s disclosure standards currently in effect under Industry Guide 7 normally only permit issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of Mineral Reserves are also not the same as those of the SEC’s disclosure standards currently in effect under Industry Guide 7, and Mineral Reserves reported in compliance with NI 43-101 may not qualify as “reserves” under such SEC standards. Accordingly, information contained in this MD&A or any documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Management's Discussion and Analysis, page 43